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Exhibit 99.1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C Additions			Column D Deductions		Column E
Description	Balance at beginning of period	Charged to costs and expenses(1)	Charged to product sales(2)	Acquisitions of businesses	Write-offs of accounts receivable	Sales discounts and allowances	Balance at end of period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2003	3,440	—	8,551	—	(49)	(7,988)	3,954
Year ended December 31, 2002	7,085	(1,501)	8,148	—	(1,368)	(8,924)	3,440
Year ended December 31, 2001	4,049	3,906	4,106	—	(743)	(4,233)	7,085
(1)
Amounts represent the reserve for potential credit losses.

(2)
Amounts represent the reserve for sales discounts and allowances.

S-1

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SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (All dollar amounts expressed in thousands of U.S. dollars)